SCHEDULE B	Home Office P.O. Box 1227 Baltimore, Md. 21203

To be attached to and form part of Bond No. FIB 0005823 04 Effective Date 12/18/07

Optional Insuring Agreements and Coverages	Single Loss Limit of Liability	Single Loss Deductible

Fidelity	$7,000,000	$10,000
Audit Expense	$100,000	$2,500
On Premises	$7,000,000	$10,000
In Transit	$7,000,000	$10,000
Forgery or Alteration	$7,000,000	$10,000
Securities	$7,000,000	$10,000
Worldwide Counterfeit Currency	$7,000,000	$10,000
Computer Security	$7,000,000	$10,000
Phone Initiated Transactions	$7,000,000	$10,000
Unauthorized Signatures	$100,000	$5,000
Uncollectible Items of Deposit	$100,000	$5,000
Stop Payment Legal Liability	$100,000	$5,000
Claims Expense	$100,000	$2,500

It is agreed that Schedule A issued 6/1/02 is hereby cancelled and superseded by Schedule B.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

P. O. Box 1227

Baltimore, Maryland 21203

INVESTMENT COMPANY BLANKET BOND

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

P. O. Box 1227

Baltimore, Maryland 21203

DECLARATIONS

Item 1.   Name of Insured (the “Insured”)                                                             Bond Number   FIB 0005417

Morgan Stanley Institutional Fund of Hedge Funds

Principal Address:

One Tower Bridge

100 Front Street, Suite 1100

West Conshohocken, PA 19428

Item 2.   Bond Period from 12:01 a.m. on June 01, 2002 to 12:01 a.m on June 01, 2003 or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3: Limit of Liability— Subject to Sections 9, 10 and 12 hereof: SEE SCHEDULE A

Item 4:   Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5:   The liability of (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13

and of all Riders applicable to this Bond issued during the Bond Period.

By:
Authorized Representative

INVESTMENT COMPANY BLANKET BOND

Fidelity & Deposit (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss (including loss of Property) caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A and loss resulting from fire, smoke or explosion.

D.	IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

1.	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or
2.	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE-INITIATED TRANSACTIONS

Loss caused by a Phone-initiated Transaction, where the request for such Phone-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive, EXCLUDING loss resulting from:

1)	the failure to pay for shares attempted to be purchased; or
2)

any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

3)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include telefacsimile or electronic transmission) accompanied by a signature guarantee; or

4)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include telefacsimile or electronic transmission) at least one (1) day prior to such redemption, or (c) over the telephone or by telefacsimile or electronic transmission at least fifteen (15) days prior to such redemption; or

5)	the intentional failure to adhere to one or more Phone Security Procedures;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone Security Procedures with respect to all Phone-initiated Transactions.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION OR MERGER – NOTICE
1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEY’S FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or
2.

in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceedings.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.
C.

“Automated Phone System” means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone by use of a touch-tone keypad or other tone system (not to include transmissions from a Computer System or part thereof).

D.

“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

E.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.
F.

“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

G.

“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

H.

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

I.	“Employee” means:
1.	each officer, director, trustee, partner or employee of the Insured, and
2.

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

3.	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and
4.	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and
5.	each officer, director, trustee, partner or employee of
a.	an investment adviser,
b.	an underwriter (distributor),
c.	a transfer agent or shareholder accounting recordkeeper, or
d.	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; provided, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

6.

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

7.

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

8.	each officer, partner or employee of
a.	any Depository or Exchange,
b.	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
c.

any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

9.

in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.
K.

“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.
M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.
N.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreements.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.
P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.
Q.	“Phone Security Procedure” means procedures for Phone-initiated Transactions as stated in the Application.
R.

“Phone-initiated Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is (a) requested by voice over the telephone, (b) requested through an Automated Phone System, or (c) requested through a Telefacsimile System.

S.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or shall have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

T.

“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.
V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.
W.

“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:
1.	all loss resulting from any one actual or attempted Theft committed by one person, or
2.	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
3.	all loss caused by Dishonest or Fraudulent Acts committed by one person, or
4.	all expenses incurred with respect to any one audit or examination, or
5.	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.

“Telefacsimile System” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines (not to include transmissions from a Computer System or part thereof).

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.

Los resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.

Loss in time of peace or war resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

C.

Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.

Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.

Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.

Loss of Property while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.
H.

Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat.
1.

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

2.	to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.
J.

All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.
L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.
M.

Loss resulting from the Dishonest or Fradulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.

Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.

Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed over the telephone, whether by voice or through an automated system (including an Automated Phone System or a Telefacsimile System), unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.

Loss resulting from any Dishonest or Fradulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.

Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured’s proof of loss, the Underwriter shall consider its liability therefor. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon a practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorney’s Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to:

Surety & Financial Claims

P.O. Box 17171

Baltimore, MD 21297-1171

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when any Employee assigned to the Risk and Insurance Management Department of the Insured

1)	becomes aware of facts, or
2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

1)

the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property.

2)

the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

3)

the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount ( at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon the discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring

Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall not be less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such

Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handing of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.

the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder, provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.

the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.

for the purpose of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and
F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and
B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND COLONIAL AMERICAN CASUALTY AND SURETY COMPANY
This rider forms a part of the bond numbered below.
P. O. Box 1227 Baltimore, Maryland 21203

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

INSURED Morgan Stanley Institutional Fund of Hedge Funds.
EFFECTIVE DATE: June 1, 2002	BOND NO: FIB 0005417

SCHEDULE A

Optional Insuring Agreements and Coverages	Single Loss Limit of Liability	Single Loss Deductible

Fidelity	$5,000,000	$10,000
Audit Expense	$100,000	$2,500
On Premise	$5,000,000	$10,000
In Transit	$5,000,000	$10,000
Forgery or Alteration	$5,000,000	$10,000
Securities	$5,000,000	$10,000
Worldwide Counterfeit Currency	$5,000,000	$10,000
Computer Security	$5,000,000	$10,000
Phone Initiated Transactions	$5,000,000	$10,000
Unauthorized Signatures	$100,000	$5,000
Uncollectible Items of Deposit	$100,000	$5,000
Stop Payment Legal Liability	$100,000	$5,000
Claims Expense	$100,000	$2,500

0176 - For Use with FIB's with Optional Coverages	1 of 1

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Morgan Stanley Institutional Fund of Hedge Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 2

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

1)	services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or
2)	Investment Advisory Services rendered by a Non-Fund to an investment advisory client of such Non-Fund; or
3)

in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) or (2) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) or (2) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which is Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.

As used herein, “Investment Advisory Services” means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, “Personal Financial Planning Services” means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning. budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 3

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, (“Affiliated Entity”), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 4

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a.

“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:
1.	is committed by Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

2.	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and
3.

causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and administration of computer access as provided in writing to the Underwriter.
d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.
e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.
2.	Exclusions: It is further understood and agreed that this Insuring Agreement J shall not cover:
a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and
b.

Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and
d.	Any loss resulting from a Computer Fraud committed by or in collusion with:
1.	any Authorized User (whether a natural person or an entity); or
2.

in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

3.

in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity:

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and
f.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and
g.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

a.	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or
b.	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 5

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 9, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the liability of the Underwriter under this Bond with respect to any and all loss or losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of One Hundred Thousand Dollars ($100,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 6

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, an Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

1.	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or,
2.	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or
3.

written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

A.	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

B.	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 7

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

1.	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and
2.

reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

1.	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or
2.	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 8

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 9

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone-initiated Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

1.	a Phone-initiated Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or
2.	a Phone-initiated Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply of the application of the Phone-initiated Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone-initiated Redemption” means any redemption of shares issued by an Investment Company, which redemption is (a) requested by voice over the telephone, or (b) requested through a Telefacsimile System.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 10

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone-initiated Transaction requested through an Automated Phone System, except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 11

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

Insuring Agreement G is deleted and replaced by the following:

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the Insured in good faith, having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America, Canada or any other country which prove to be Counterfeit.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 12

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

“STOP PAYMENT OR DISHONOR LIABILITY

Loss which the Insured shall become legally liable to pay to a customer or authorized representative of such customer due to the Insured’s:

(a) failure to comply with any notice from any customer of the Insured or any authorized representative of such customer to stop payment of any Negotiable Instrument made or drawn by such customer or such authorized representative of such customer; or

(b) refusal to pay any Negotiable Instrument made or drawn by the customer of the Insured or any authorized representative of such customer; or

(c) failure to give proper notice of dishonor of a Negotiable Instrument, but only with respect to a Negotiable Instrument other than a travelers check:

(1) payable by the Insured and drawn, made or accepted by any depositor of the Insured, and

(2) for which a notice to stop payment is first received by the Insured or presentment is first made to the Insured during the Bond Period.”

2. It is agreed that with respect to the Stop Payment or Dishonor Liability Insuring Agreement, Negotiable Instrument means any writing 1) signed by the maker or drawer; and 2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and 3) is payable on demand or at a definite time; and 4) is payable to order or bearer.

3. In addition to the exclusions in the attached bond, the Stop Payment or Dishonor Liability Insuring Agreement does not cover:

(a) loss resulting by reason of the assumption of liability in a contract or agreement, unless the Insured would be legally liable for damages in the absence of the contract or agreement;

(b) loss resulting directly or indirectly from the dishonest or fraudulent acts of any Employees of the Insured.

STOP PAYMENT OR DISHONOR LIABILITY

INSURING AGREEMENT RIDER

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 13

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

“UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any checks or Withdrawal Orders which bear unauthorized signatures or endorsements. It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement for loss arising from the unauthorized signature or endorsement on a check or Withdrawal Order drawn on a customer’s account that the Insured shall have on file signatures of all persons authorized to sign such checks or Withdrawal Orders.”

2.	The Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement shall be the amounts shown on Schedule A.

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

INVESTMENT COMPANY BLANKET BOND

RIDER 14

Morgan Stanley Institutional Fund of Hedge Funds	FIB0005417
Insured	Bond Number

June 1, 2002	6/1/02-03
Effective Date	Bond Period	Authorized Representative

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

“CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid and collectible claim for loss caused by any dishonest or fraudulent act or acts of any of the Insured’s Employees, which loss exceeds the Single Loss Deductible Amount applicable to any of the Insuring Agreements of this bond.”

2. Exclusion J. shall not apply to the Insuring Agreement set forth in paragraph 1. of this rider.

RIDER	Home Office
P.O. Box 1227
Baltimore, MD 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0005417-01	Effective Date 06-01-03
Morgan Stanley Institutional Fund of Hedge Funds

It is agreed that:

             The attached bond is amended by replacing that Item(s) on the Declarations corresponding to the Item(s) indicated below with an “X”:

___________________________________________________________________________________________________________________

☒	Item 2.	Bond Period: from 06-01-03 12:01 a.m. to 07-31-03 12:01 a.m. standard time at the Principal Address shown in Item 1. above.

___________________________________________________________________________________________________________________

☐	Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $

___________________________________________________________________________________________________________________

☐	Item 4.	Subject to Sections 4. and 11. hereof, the Single Loss Limit of Liability is $ and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Single Loss

                      Single Loss

Limit of Liability	Deductible

ADDITIONAL PREMIUM $2,063

Accepted:

________________________________________________

(INSURED)

By:_____________________________________________

(OFFICIAL TITLE)

SR 6150c	AMEND DECLARATIONS PAGE-DISCOVERY FORM RIDER

FOR USE WITH THE FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14,

15, 24 AND 25. ITEM 3. NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

REVISED TO JUNE, 1990.	DUPLICATE COPY

F5900d

RIDER/ENDORSEMENT

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIB 0005823 04	Effective Date 08/15/07

NAMED INSURED

It is agreed that:

The Insured under the attached bond/policy are as follows:

Morgan Stanley Institutional Fund of Hedge Funds LP

Alternative Investment Partners Absolute Return Fund

Alternative Investment Partners Absolute Return Fund STS

F259 NAMED INSURED RIDER/ENDORSEMENT
FOR USE WITH BONDS AND POLICIES FOR FINANCIAL INSTITUTIONS. 6/05)	page 1 of 1
Includes copyrighted material of The Surety Association of America with its permission. Copyright, The Surety Association of America, 1997

RIDER	Home Office P.O. Box 1227 Baltimore, MD 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0005823 04	Effective Date 08/15/07
Morgan Stanley Institutional Fund of Hedge Funds LP

___________________________________________________________________________________________________________________

It is agreed that:

The attached bond is amended by replacing that Item(s) on the Declarations corresponding to the Item(s) indicated below with an “X”:

___________________________________________________________________________________________________________________

☒	Item 2.	Bond Period: from 08/15/2007 12:01 a.m. to 08/15/2008 12:01 a.m. standard time at the Principal Address shown in Item 1. above.

___________________________________________________________________________________________________________________

☐	Item 3.	The Aggregate Liability of the Underwriter during the Bond Period shall be $

___________________________________________________________________________________________________________________

☐	Item 4.	Subject to Sections 4. and 11. hereof, the Single Loss Limit of Liability is $ and the Single Loss Deductible is $

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Single Loss Limit of Liability	Single Loss Deductible

Accepted:

(INSURED)
By:
(OFFICIAL TITLE)

SR 6150c	AMEND DECLARATIONS PAGE-DISCOVERY FORM RIDER

FOR USE WITH THE FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14,

15, 24 AND 25. ITEM 3. NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

REVISED TO JUNE, 1990.

F5900d

PARTICIPATION AGREEMENT

WHEREAS, each Morgan Stanley Fund listed below (each a “Fund” and collectively, the “Funds”) are each management investment companies registered under the Investment Company Act of 1940 (the “1940”);

WHEREAS, each Fund is named in a joint fidelity blanket bond (the “Bond”) issued by XL; and whereas, the Funds which are so named in such Bond are required to ender into a Joint Fidelity Bond Agreement pursuant to Rule 17g-1(f) under the 1940 Act;

NOW, THEREFORE, it is agreed that in the event a recovery is awarded under the Bond as a result of a loss sustained by one or more of the Funds named in such Bond, each Fund shall receive an equitable and proportionate share of the recovery, such amount being at least equal to the minimum amount as set forth a single insured bond pursuant to Rule 17g-1(d)(1) of the 1940 Act.

Dated: December 7, 2007

By:	/s/ Mary E. Mullin
Mary E. Mullin
Secretary of each Fund

List of Funds

Alternate Investment Partners Absolute Return Fund

Alternate Investment Partners Absolute Return Fund STS

Morgan Stanley Institutional Fund of Hedge Funds

Resolutions from September 25-26, 2006 Board Meeting

The matter was discussed and thereafter, upon motion duly made, seconded and unanimously carried by the Board of Fund of Hedge Funds, Absolute Return and Absolute Return STS, it was

RESOLVED, that having due consideration for the aggregate value of the funds and securities of the Fund to which each officer or employee of the Fund may, singly or jointly with others, have access, including, but not limited to, subscription payments for shares, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets, this Board, including a majority of the members of this Board who are not interested person of the Fund, hereby ratifies and approves the type and form (Investment Company Blanket Bond, obtained from ICI XL) of the Fidelity Bond to be maintained by this Fund jointly with the other investment companies advised by Morgan Stanley Alternative Investment Partners GP LP, now or in the future (referred to collectively herein as the “Participating Funds”) in accordance with the Investment Company Act of 1940 and Rule 17g-1 thereunder, and hereby further determines that said Fidelity Bond shall be in an amount at least equal to the sum of the total amount of coverage which each Participating Fund would have been required to provide and maintain individually pursuant to the schedule contained in Rule 17g-1(d)(1), such amount to be monitored and determined on a continuous basis for each Participating Fund by Morgan Stanley Alternative Investment Partners GP LP, and this Board approves all increases in the amount of said Fidelity Bond so determined; and further

RESOLVED, that this Board hereby ratifies the binding of a Fidelity Bond in the amount of $5 million for a premium of $17,155; and further

RESOLVED, that this Board hereby ratifies and approves the payment by this Fund of a portion of the total premium for the coverage of said Fidelity Bond, the amount of such portion to be in the proportion that the net assets of this Fund bear to the total net assets of all Participating Funds, as of a date to be selected by Management; and further

RESOLVED, that the officers of the Fund be and they hereby are authorized to prepare and enter into agreements meeting the requirements of Rule 17g-1(f) under the Investment Company Act of 1949 relating to joint insured bonds covering investment companies, in substantially the same form as the present agreement among the Participating Funds; and further

RESOLVED, that the Fund shall participate in the said Fidelity Bond only so long as this Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the Bond, and the portion of the premium for said Bond to be paid by the Fund.

Resolutions from November 28-29, 2007 Board Meeting

Mr. Bowman reminded the Boards of the authority previously given by the Boards to the officers of the Funds of Hedge Funds to increase the amount of the joint fidelity bond in order to remain in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended. He stated that pursuant to the Rule, based on the total assets of the Funds, a joint fidelity bond of $4.1 million is required and noted that the amount of the current joint fidelity bond is $5 million. He further noted that, given the rate at which the total assets of the existing Funds have been increasing and the launch of the new Funds that will be proposed at the Investment Committee meeting, Management has determined that it is appropriate to increase the amount of the joint fidelity bond to $7 million. He noted that the additional annualized premium cost is approximately $3,200, which will be borne by each Fund pro rata based on net assets.

REVIEW OF FIDELITY BOND COVERAGE
October 31, 2007

	GROSS ASSETS (in millions)	MINIMUM COVERAGE REQUIRED

Morgan Stanley Institutional Fund of Hedge Funds	3,205,114,114.00	2,300,000
Absolute Return Fund	374,834,997.57	900,000
Absolute Return Fund STS	449,989,059.02	900,000

COMBINED TOTAL	4,029,938,171	4,100,000

Morgan Stanley Funds

522 Fifth Avenue

New York, New York 10036

January 9, 2008

File Room

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Morgan Stanley Institutional Fund of Hedge Funds LP Alternative Investment Partners Absolute Return Fund Alternative Investment Partners Absolute Return Fund STS

Dear Ladies and Gentleman,

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, enclosed please find the following documents with respect to Morgan Stanley Institutional Fund of Hedge Funds LP,

1.	A copy of an amendment to the Funds’ fidelity blanket bond (the “Bond”) providing for an increase in coverage to $7 million;
2.

A copy of the resolutions of the Board of Directors of the Funds, including a majority of the Directors who are not interested persons, approving the amount and increase thereto as needed, type, form, and coverage of the Bond and portion of the premium to be paid by each Fund;

3.

A chart that shows for each Fund (i) each fund’s Gross Assets; and (ii) the amount of the single insured bond that would have been provided and maintained had the Fund not been named as an insured under a joint insured bond; and

4.	A copy of the Participation Agreement entered into by the Funds.

Please note that the total premium for the increase in the amount of the bond for the policy year August 15, 2007 - August 15, 2008 is $2,132.00 and will be paid by the Funds upon receipt.

Very truly yours,
/s/ Mary Mullin
Mary Mullin Secretary of the Funds

Enclosures